Management’s Discussion and Analysis

March 31, 2011

Management’s Discussion and Analysis

Dated as of June 29, 2011

INTRODUCTION

The following Management Discussion and Analysis (“MD&A”) is management’s assessment of Genoil Inc.’s financial and operating results and should be read in conjunction with the interim financial statements of the Company for the three months ended March 31, 2011 and 2010 and the audited financial statements and MD&A for the year ended December 31, 2010. The reader is cautioned that the aforementioned audited financial statements and MD&A for the year ended December 31, 2010 are presented using Canadian generally accepted accounting principles (“Canadian GAAP”) accounting standards whereas the financial statements for the three months ended March 31, 2011 and the 2010 comparatives have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All references to “Previous GAAP” refer to Canadian GAAP before the adoption of IFRS. This MD&A is presented in Canadian dollars (except where otherwise noted). Additional information relating to Genoil, including Genoil’s financial statements can be found on SEDAR at www.sedar.com as well as EDGAR at www.sec.gov.or the Company’s website at www.genoil.ca

The Company’s principal activity is the development of innovative hydrocarbon and oil and water separation technologies.

Transition to International Financial Reporting Standards

The financial statements, MD&A and comparative information have been prepared in Canadian dollars unless otherwise indicated and in accordance with International Financial Reporting Standards (“IFRS”) representing generally accepted accounting principles (“GAAP”) for publicly accountable enterprises in Canada. The transition date to IFRS was January 1, 2010 and comparative figures for 2010 and Genoil’s financial position as at January 1, 2010 have been restated to IFRS from the previous Canadian generally accepted accounting principles (“Previous GAAP”). Reconciliations to IFRS from Previous GAAP financial statements including the impact of the transition on the Company’s reported financial position and financial performance, including the nature and effect of significant changes in accounting policies from those used in the Company’s financial statements for the year ended December 31, 2010, are summarized in note 21 to the unaudited financial statements.

Basis of Presentation – The reporting and measurement currency is the Canadian dollar.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A constitute forward-looking information within the meaning of securities laws. Forward-looking information may relate to our future outlook and anticipated events or results and may include statements regarding the future financial position, business strategy, budgets, projected costs, capital expenditures, financial results, taxes and plans and objectives of or involving Genoil. Particularly, statements regarding our future operating results and economic performance are forward-looking statements. In some cases, forward-looking information can be identified by terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts.

These statements are based on certain factors and assumptions regarding expected growth, results of operations, performance and business prospects and opportunities. While we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.

Forward looking-information is also subject to certain factors, including risks and uncertainties that could cause actual results to differ materially from what we currently expect. These factors include risk associated with loss of market, volatility of commodity prices, currency fluctuations, environmental risk, and competition from other producers and ability to access sufficient capital from internal and external resources.

Other than as required under securities laws, we do not undertake to update this information at any particular time.

All statements, other than statements of historical fact, which address activities, events, or developments that Genoil expects or anticipates will or may occur in the future, are forward-looking statements within the meaning of applicable securities laws. These statements are subject to certain risks and uncertainties, and may be based on estimates or assumptions that could cause actual results to differ materially from those anticipated or implied.

Further, the forward-looking statements contained in this MD&A are made as of the date hereof, and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, as a result of new information, future events or otherwise, except as may be required by applicable securities laws. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement. Certain risk factors associated with these forward-looking statements include, but are not limited to, the following:

  Adverse changes in foreign currency exchange rates and/or interest rates;
  Competition for capital, asset acquisitions, undeveloped lands, and skilled personnel;
  Adverse changes in general economic conditions in Western Canada, Canada more generally, North America or globally;
  Adverse weather conditions;
  The inability of Genoil to obtain financing on favourable terms, or at all;
  Adverse impacts from the actions of competitors; and
  Adverse impacts of actions taken and/or policies established by governments or regulatory authorities including changes to tax laws, incentive programs, and environmental laws and regulations.

Non-IFRS Measures – Certain measures in this document do not have any standardized meaning as prescribed by IFRS such as operating netback, funds flow, funds flow from operations, funds flow per share, net debt and capitalization and, therefore, are considered non-IFRS measures. The Company presents funds flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share. These measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Management’s use of these measures has been disclosed further in this document as these measures are discussed and presented.

BUSINESS OF THE CORPORATION

Genoil Inc. is a technology development company based in Alberta, Canada. The Company has developed innovative hydrocarbon and oil and water separation technologies.

The Company specializes in heavy oil upgrading, oily water separation, process system optimization, development, engineering, design and equipment supply, installation, start up and commissioning of services to specific oil production, refining, marine and related markets.

Genoil has designed and developed the Genoil Hydroconversion Upgrader (GHU®), an improved hydrogenation process that upgrades and increases the yields from high sulphur, acidic, heavy crude oils and heavy refinery feed stocks, bitumen and refinery residues into light, clean transportation fuels; and the Crystal Sea separator, a unique process for multi-stage separation of immiscible phases with different densities. Our Crystal Sea product is a bilge water separation system and the newest generation of our existing Crystal technology designed for marine use.

The Company currently has 9 full time employees and 1 full time contracted consultant located in three principal offices – Calgary, AB, Edmonton AB, and New York, NY. In addition, the Company operates a heavy oil upgrading pilot facility in Two Hills, AB, with a capacity of 10 barrels per day where heavy oil and residue samples are upgraded for potential clients’ testing.

Genoil’s sales and marketing operations are run through a worldwide network of commissioned technical sales agents.

Genoil established a jointly-owned subsidiary corporation in the United Arab Emirates (Genoil Emirates LLC), which corporation will focus upon the fields of oil and water processing and treatment in the UAE. The corporation is jointly-owned by S.B.K. Commercial Business Group LLC and Genoil. This strategic allegiance significantly enhances Genoil’s access to capital and operational prospects through political affiliation within the UAE.

Genoil Emirates has established its head office in Riyadh, 11321 Kingdome of Saudi Arabia. The address is Building B, Near Gulf Commercial Complex Olaya, P.O. Box: 230032. It also has a branch location at Khober DAMAM, Block 7 Office 32 Khober, Telephone: +96614633181 Facsimile: +96614664763.

The Company’s securities trade on both the TSX Venture Exchange (Symbol: GNO) and the NASDAQ OTC Bulletin Board (Symbol: GNOLF).

The Company has not generated revenues from its technologies to date and has funded its near term operations by way of capital stock private placements and short-term loans.

Genoil Hydroconversion Upgrader

Genoil has been primarily involved in the development and commercial applications of its proprietary heavy oil upgrading technology – the Genoil Hydroconversion Upgrader (GHU®).

The GHU® converts sour (high sulphur), heavy hydrocarbon feed stocks into lighter oil with higher quality distillates for conventional refining. The GHU® process uses a hydrogen enrichment methodology based on catalytic hydrogenation and flash separation.

The GHU®’s unique intellectual property is in its hydroconversion design and mixing devices. A GHU® provides greater mass/heat transfer between hydrogen, crude and catalyst. As a result, hydroconversion can be achieved at mild operating conditions.

Sour, acidic, heavy crude and residual by-products are converted into lighter distillates, increasing the API (or lowering the density), while maximizing denitrogenation, desulphurisation and demetalisation to meet new regulatory requirements. The upgraded crude product will have higher yields of naphtha, distillates and vacuum gas oil with reduced levels of contaminants such as sulphur, nitrogen and metals. Genoil’s process is designed specifically to eliminate most of the sulphur from the feed stocks.

The Genoil GHU Upgrader has been designed to remove 99.5% of the sulphur, as shown in its latest tests, while lightening the oil at the same time, significantly raising its API gravity. International regulations will soon require bunker fuel to be upgraded and desulphurized due to serious environmental concerns.

The Genoil Upgrading Process yields zero waste and consumes no external energy or hydrogen, deriving its hydrogen and energy from its own residue. The cost structure is therefore much lower than standard upgrading processes in hydrogenation and does not give off a waste byproduct such as coking of 30%.

Upgrading heavy oil is essentially a very undeveloped industry in relation to the 900 billion barrels of world heavy oil reserves. Most of the oil presently coming out of the ground is light, in the vicinity of 76 million barrels a day, or 27.5 billion barrels a year. It is readily seen that even if you allow for new oil discoveries and further advances of recovery through technological enhancements in field recovery, the time limit for this light oil reserve will last no more than twenty or thirty years. As light oil productive capability declines, a world pricing crisis may occur. Its pilot plant in Alberta has progressed through the development stage and the costs of commercialization have been expensed.

Crystal Oil and Water Separators

The Genoil Water Treatment Department has recently increased its significance in the business model of the Company. Initially developed for the bilge area of a ship, the Crystal Separator is suitable for a wide range of applications, including off-shore oil platforms, wastewater treatment plants, refineries, gasoline service stations and ports. Genoil’s Crystal Sea oil and water separator is a compact unit that is able to handle small volumes from 2 GPM to 20 GPM using a compartmental process. The Company is in the process of developing scaled up units that can handle larger volumes.

Genoil has successfully completed testing on its improved Crystal Sea bilge water separator at Testing Service, Inc., in Salt Lake City, Utah. The Crystal Sea units are state-of-the-art bilge separators that have been certified by the US Coast Guard in accordance with the International Maritime Organization (IMO) Resolution MEPC 107 (49) in 2007. IMO regulations require bilge water separators to have an effluent discharge of less than 15 ppm impurities for territorial water and less than 5 ppm for discharge into inland waters. Subsequently, our bilge oily water separators have been certified by the American Bureau of Shipping (ABS).

New built ships are required to have bilge water cleaning systems that meet the higher international pollution standards. Also, all ships built prior to 2007 had to meet those standards by the close of 2009. A ship’s bilge is the lowest compartment of a ship that collects water from different areas of the boat, such as the engine room. This water is heavily contaminated and often pumped out as boats enter ports. The oily water released into the water of harbours and bays significantly pollutes the environment. Genoil is focusing on this market’s growing need for bilge water separators to prevent large marine vessels from having to dump waste oil into the ocean. The Company is marketing the Crystal Sea globally, targeting shipyards, ship designers, ship owners, cruise lines, and navies. Genoil also expects to address the global contamination of a port’s water and is looking into solutions to prevent shipping companies from contaminating the waterways close to ports and beaches in several countries.

In the view of management, the Crystal Sea has advantages over competing models including a smaller footprint, a simple operating system, no requirement for back washing or flushing with fresh water or sea water, therefore reduced maintenance, very little use of water and no moving parts, except for a pump. In addition to that, the oil removed using the Genoil bilge cleaner is dry enough and of a quality that it can be reused by other utilities onboard.

Genoil is partnering with a Canadian testing advisor to the cruise ship and ferry industries in order to set up testing agreements with various ship owners. Genoil has also partnered with international agents and a manufacturer to roll out the Crystal technology for ports in Asia, Middle East and other areas. As the oily water separator market is a mature market with several well-known and established companies who dominate sales, Genoil believes future testing agreements will help overcome the challenge.

Genoil continues to work on oil water separation technology for the VLCC (Very Large Crude Carriers) and is making adjustments to the Crystal test unit to meet required specifications. The Company also continues to work on other projects in the Middle East for both GHU upgrading business and Crystal Sea projects and at this stage does not feel that the recent political activity in the region will interfere with any of its projects.

Genoil has both a US and a Canadian patent for the Crystal technology, as well as a PCT application. There are at least 10 separators in operation in Romania, which were sold by the inventor, before Genoil acquired the rights to the technology.

BUSINESS PROSPECTS

The Company does not expect to generate significant revenue or cash flow from its technologies or services for the 2011 year, and possibly beyond.

The Corporation has accumulated losses of $74.4 million to date and is not realizing any cash flow as it has not to date attained commercial operations in connection with its various patents and technology rights.

Since inception, Genoil has principally been a technology development company. Since 2005, commercialization efforts have been underway for Genoil’s GHU®. Genoil is marketing its GHU® (and related engineering and design services) to refiners and producers of sour, heavy crude around the world. The Company believes that there is strong market potential for this technology. The commercialization of Genoil’s Crystal units is Genoil’s key short-term goal, while the GHU® represents the next phase in the Company’s long-term growth.

The Company continues to focus its efforts on securing commercial applications for its heavy oil upgrading and oil-water separation technologies and exploring new avenues in energy related industries.

At the present time intensive efforts are being made in the Middle East, Africa, the Caribbean, Canada, and Asia to market the GHU Upgrader and Crystal Sea Bilge Cleaning Units for ports. Agents that are not performing are being changed and new agents are being signed up to accelerate our efforts to roll out the technologies. At the present time David K. Lifschultz, the CEO, is spending most of his time marketing these technologies in the Middle East and Africa, and much progress is being made.

Genoil is aggressively marketing its GHU Upgrader technology to those countries and companies that have substantial heavy oil reserves as “peak oil” in light oil already has arrived in our estimation, and a move to developing and upgrading heavy oil is around the corner.

The market potential for the GHU is 900 billion barrels of world heavy oil reserves. Presently, only nine million barrels a day of this oil is coming out of the ground, or 3.5 billion barrels a year. Oil is a hydrocarbon and it is composed of both hydrogen, which is the light element, and carbon which is the heavy element. When heavy oil burns, the process gives off excessive smoke due to the high percentage of the carbon element, which is environmentally unfriendly. Heavy oil is presently being burned for the most part without upgrading, as bunker fuel by ships on the seas and in certain countries that have not adopted stringent environmental standards. In addition, most of these heavy oil reserves contain sulphur which characterizes the oil as “sour”, as that is how it “taste-tested” in ancient times.

Genoil is making presentations at the highest levels for both the Crystal units and GHU Upgraders to countries and companies in Asia, North and South America, Turkey, the Middle East, and Africa among others, so that it will be in a position to benefit during the transition to heavy oil, which it regards as occurring in the very near future. Planning has to be done well in advance to effectuate this change and that should start nearly immediately.

Genoil is pleased to announce that the United States Patent and Trademark Office has allowed a patent for the reactor of its sand decontamination process. The sand decontamination system has also been patented recently and the two patents form a valuable addition to the intellectual property of Genoil. The reactor plays a key role in the sand decontamination process and its features are designed to effectively remove oil from sand, separate oil from sand and water and recover the oil in the reactor for reuse. An innovative method is utilized for extracting oil from sand and removing the oil from the path of the sand.

The improved reactor enhances the sand cleaning process in three stages and increases the rate of hydrocarbons extracted from the sand. Consequently, the amount of hydrocarbons removed increases while resulting in more separation in less time. In addition, the amount of heat energy is also drastically reduced resulting in greater operational savings. The reactor features a method for retaining the dissolved contaminants and blocking their transfer downstream in order to minimize the total dissolved solids in the decontaminated sand. This patent is a result of Genoil’s long term commitment to environmental technologies offering practical solutions to cleanup environmental disasters. Our sand cleaning units, which are completely portable, are the only units able to reclaim enough contaminants to return the earth to agricultural grade soil meeting the most stringent environmental and agricultural health standards

Also novel is the formation of a blanket of sand of controlled thickness at the bottom of the reactor in order to minimize the carryover of contaminants between adjacent reactors. There is a significant reduction of the amount of water that is being transferred upstream by way of an entirely innovative approach in conveying sand from one reactor to the adjacent one. The reactor is designed to effectively operate at relatively low temperatures resulting in important savings in energy. The reactor also operates in conjunction with means for reducing oil and dissolved contaminants to very low levels in order to meet the most stringent environmental standards. Based on Genoil’s previous experience with the sand washing system of Bear Trap, Alberta, the newly patented reactor and the original approach in sand decontamination should place the technology at the forefront of current efforts to clean and protect the environment.

Genoil’s Crystal Sea is US Coast Guard approved. Genoil is in discussions in the Middle East regarding oil spills from the first Gulf War of 1991 for extensive oil contamination that covers an astounding 800 miles of beaches at a depth of six feet stemming from tactical military decisions of Saddam Hussein which created one of the greatest ecological disasters in history.

During 2010, Genoil acquired 100% of the issued and outstanding common shares of two Hills Environmental Inc. (“Two Hills”). The Company paid a cash deposit of $100,000 issued 2,500,000 common shares from treasury to a former shareholder of Two Hills, issued 2,500,000 common shares from treasury to a debtor and issued an option to purchase 250,000 common shares of Genoil, at market price, to an agent as commission for structuring the acquisition. The acquisition was effective December 2010.

This acquisition conveys to Genoil surface title to 147 acres of land, together with certain subsurface mineral rights contained within 2,500 adjacent acres and access to 388,550 cubic meters of water to be derived yearly from the North Saskatchewan River. This water is critical to the development of local brine production, environmentally acceptable disposal of oil sands and oil well production waste.

Two Hills was formed to enter into the oilfield waste disposal industry by capitalizing upon its undeveloped asset base. This asset base is comprised of a site under which three very large salt caverns have been formed in the Lotsberg Formation beneath the earth’s surface. Such caverns are prized in the oilfield disposal industry due to their efficacy and safety as a destination for oilfield wastes. These multiple salt caverns could potentially be utilized for a variety of purposes including waste oil disposal, gas storage reservoirs and waste water disposal.

ACTIVITIES

Oily-water separation technologies

Several entities are looking at the Crystal Sea technology to clean their heavily oil-contaminated ports and coastal waterways. Genoil has recently signed Memorandums of Understanding (“MOU”) with three major Chinese ports to protect ocean and coastal waters. These MOU’s with Qinhuangdao, Tianjin and Tangshan ports are for the implementation of Genoil’s oil-water separation system to treat and clean bilge water with on shore based separators. These three ports are some of the busiest and largest in China.

Genoil's treatment reduces oil content from bilge water to well below 15 parts per million so it meets strict international standards for discharges into the ocean. The Crystal bilge water separator was developed by Genoil for the commercial marine industry. It has been approved by US Coast Guard, according to the International Maritime Organization standards (Resolution MEPC 107 (49)), and the American Bureau of Shipping.

Qinhuangdao Port is the eleventh largest port in the world, in terms of tonnage shipped. It is strategically located for transporting coal from the north to the south of China, handling approximately 50 percent of China’s coal shipments, or 200 million tons annually making the port the world’s largest coal loading port.

To speed up the final implementation of these projects, Genoil expects to have at least one unit installed in the near future to demonstrate the efficiency of Genoil’s equipment at eliminating oil from the water in a ship’s bilge, and return clean water back to the waterway. This unit will be produced by Genoil’s manufacturing partner DongHwa Entec Co., Ltd.

On January 15, 2009, Genoil announced it signed an exclusive five year licensing agreement with DongHwa Entec Co., Ltd. Located in Busan, South Korea – the leading manufacturers of heat exchangers and related multi-stage water generators for a number of industries, including marine. DongHwa will license Genoil’s Bilge Water Separation technology for all ships, industrial fields and offshore rigs manufactured or retrofitted in Korea, China and Japan, and additionally, DongHwa will also manufacture the Genoil Bilge Water Separator units for sale by Genoil.

On March 2, 2009, Genoil signed a memorandum of understanding (“MOU”) with Tianjin Port, one of China’s major shipping harbours.

The MOU with Tianjin Port is for the introduction and implementation of Genoil’s oil-water separation system to treat and clean bilge water of oil, contaminants, chemicals and pathogens. This is the second Chinese port to sign an agreement with Genoil to use its oil-water separation technology. Tianjin Port is located 170 km southeast of Beijing and east of Tianjin City – China’s third largest city. During 2007, Tianjin Port was the fourth largest port in China and sixth largest in the world with over 300 million tons of annual throughput. Tianjin Port’s total container throughput reached 7.1 million twenty-foot equivalent units (“TEUs”) last year, making the Port one of the world’s top 20 container ports.

On March 10, 2009, Genoil signed a memorandum of understanding (“MOU”) with Tangshan Port, in China, for the implementation of Genoil’s bilge water treatment system.

This is the third major Chinese port to sign an agreement with Genoil to test and implement the utilization of Genoil’s oily water separation technology to treat and clean bilge water. Stringent environmental regulations with increased penalties for untreated bilge water discharged overboard are in place to protect the oceans and coastal waters from illegal dumping of waste oil. Genoil’s Crystal oily water separator meets the port’s goal to minimize the impact of contaminated bilge water on the aquatic ecosystem and complies with existing environmental laws.

Genoil is in the process of determining low-cost manufacturing centers to serve the Caspian Sea area, Europe, and other major markets. As a result, this should allow Genoil to efficiently manufacture and ship at competitive prices.

The Company seeks to finance the rollout of the Crystal Sea Units to various ports. The proceeds of any financing shall be used to implement the utilization of Genoil’s oily water separation technology to treat and clean bilge water. More specifically, the proceeds will be used for Crystal Sea installations on formal finalization of the MOUs at the three ports that have signed MOUs with Genoil – the Tangshan Port, Tianjin and Qinhuangdao Port.

Genoil continues to work on oil water separation technology for the VLCC (Very large Crude Carriers) and is making adjustments to the Crystal test unit to meet required specifications. Genoil continues to work on other projects in the Middle East for both GHU upgrading business and Crystal Sea projects and at this stage does not feel that the recent political activity in the region will interfere with any of its projects.

Genoil has formed a new corporation in the Middle East with S.B.K. Commercial Business Group LLC in the United Arab Emirates. The corporation is named “Genoil Emirates LLC”.

The purpose of this new corporation is to create projects in the U.A.E. for all of Genoil’s technologies, including: desulfurization, oil upgrading and recycling, water purification port technologies, well testing, and sand cleaning. Currently the United Arab Emirates has the seventh largest oil reserves in the world and is looking to expand production.

Heavy oil upgrading technology

Hayitiong refinery project

Hayitiong (HYT), formerly Hebei Zhongjie Petrochemical Group Company Ltd. and Genoil Inc. signed a letter of intent (LOI) in October 2006 for a 19,000 barrel per day upgrader that is planned to be built at the HYT refinery in Nampaihe Town, Huanghua City, Hebei, China. Genoil tested oil samples of the feedstock to be processed in the upgrader during the third quarter of 2007 with expected results, showing a significant improvement in the quality of upgraded oil versus the feed stock after processing through the GHU®. After completing all laboratory analysis, our engineering team completed the first level of design of the planned upgrading unit (Front End Engineering and Design (FEED) study).

The completion of the FEED study allows for the detailed design of the GHU® upgrader setup specifically required for the configuration at this refinery and enabled Genoil to obtain quotes to manufacture and install the plant components. This enabled our Chinese Engineering, Procurement and Construction ("EPC") firm to estimate the cost to build the plant and to estimate profitability with 75% accuracy. Additionally, the FEED study aids in calculation of the economics and ability to finance the project, allowing for better estimation of the full cost of the plant. At present, the cost for the Genoil Hydroconversion Upgrader system to be built in HYT’s refinery is estimated at a total of $170 million.

HYT and Genoil have signed a revised LOI that reflects more favourable terms for this deal, especially with respect to the financing. Genoil’s initial contribution has been considerably reduced, with the balance of the project expected to be raised jointly by the parties using the project’s assets as collateral for a loan from local financial institutions. The Company believes that these new LOI terms will help enhance the marketability of the financing for the project.

Construction of this first GHU commercial unit remains subject to appropriate project financing and subsequent completion of the definitive agreement between the parties. Once the project funding is secured, Genoil will hand the design to the EPC contractor to complete the detailed design, to procure all the parts and oversee the construction of the plant.

The HYT Genoil Upgrader will combine the proprietary Genoil Hydroconversion Unit (GHU®) and an Integrated Gasification Combined Cycle section (IGCC), which will result in a bottomless, self-sufficient (hydrogen, power, steam, etc.) upgrading facility.

On April 30, 2009, Genoil received an additional and new patent from the US Patent and Trademark Office (USPTO) for its hydroconversion upgrader technology. The patent is a valuable addition to Genoil’s upgrading process that economically upgrades and significantly increases the yields from high sulphur, acidic, heavy crude, bitumen, and refinery residues.

Convertible Notes

Short term notes (and attached warrants) from entities affiliated with the Corporation's Chairman and Chief Executive Officer, expired on October 6, 2008 and were replaced with new notes and warrants that mature in October 2009. On October 22, 2009, the Company announced that it had agreed to the extension of the term of an aggregate $1,227,355.84 principal amount of convertible notes and an aggregate 1,136,442 common share purchase warrants which were previously issued and are outstanding. The notes and warrants were originally issued to a group of four investors in October, 2008 which included Lifschultz Enterprises Co., LLC, Sidney B. Lifschultz 1992 Family Trust and David K. Lifschultz, having a conversion price equal to $0.27 in respect of the notes, and an exercise price of $0.41 in respect of the warrants. The notes and warrants had an original term expiring on October 6, 2009, which term was amended and extended to October 6, 2010. On October 6, 2010, the notes and attached warrants were extended for another year to October 6, 2011. The notes and warrants remain substantially unamended in all other respects.

OVERALL PERFORMANCE

As the Company has no significant sales, cost of sales, discontinued operations or extraordinary items, discussion will focus on expenses and liquidity.

SUMMARY OF QUARTERLY RESULTS

The following table provides a summary of the Company’s key financial performance measures for the quarter ended March 31, 2011 and the seven preceding quarters:

	2009 – Q2	2009 – Q3	2009 – Q4	2010 – Q1	2010 – Q2	2010 – Q3	2010 – Q4	2011 – Q1

Working capital (deficiency)	(1,300,454)	(1,936,201)	(2,315,314)	(1,820,495)	(1,293,313)	(2,042,739)	(2,225,854)	(2,133,657)

Long term debt	164,511	169,167	173,823	179,038	184,253	189,468	194,683	200,524

Total assets	4,527,830	4,346,205	4,110,422	4,087,628	4,384,577	3,864,865	5,616,484	5,447,210

Accumulated deficit	65,751,427	66,561,206	68,042,222	69,890,511	71,147,318	72,317,279	73,676,060	74,033,921

Cash used in operations	578,165	557,497	662,291	458,420	500,684	687,520	723,123	478,794

SELECTED EXPENSES

	2009 – Q2	2009 – Q3	2009 – Q4	2010 – Q1	2010 – Q2	2010 – Q3	2010 – Q4	2011 – Q1

Human resources	294,171	250,246	212,956	228,210	197,998	237,923	233,516	244,020

Business development	18,543	39,236	8,673	9,899	32,670	84,030	44,880	67,603

Professional fees	52,796	25,864	206,567	39,075	72,431	157,255	29,146	14,219

Stock-based compensation	631,072	50,857	642,430	1,136,092	598,438	323,743	480,048	821,905

Net Loss	1,410,627	809,779	1,391,016	1,772,851	1,256,817	1,169,918	1,358,814	1,475,006

Net Loss per share-basic &
diluted	0.01	0.01	0.01	0.01	0.01	0.01	0.02	0.01

In order to reduce its cash burn rate, the Company has reduced its headcount but added one consultant, resulting in a slight increase in human resource costs.

LIQUIDITY

The Company used $469,032 in cash for its operations (Non-IFRS Measure) during the first quarter, down from the comparable quarter of 2010 as a consequence of cost reductions. Cash flow provided by operating activities, the comparable IFRS measure was $487,705 in 2011 (2010 – $692,151). The difference is a consequence of changes in non-cash working capital

In February 2010, the Company raised US$762,900 through a private placement, issuing 5,866,920 common shares at US$0.13 and 5,866,920 warrants with an exercise price of US$0.20 and have a two year term. C$128,425 of the proceeds was allocated to share capital and C$678,895 was attributed to the warrants and credited to contributed surplus. The value attributed to the warrants was calculated using the Black-Scholes option-pricing model with expected volatility of 121%, risk free rate of 1.21% and dividend yield nil over their expected life of 2 years.

The Company also completed two shares-for-debt transactions in February 2010. The first one issued 1,308,486 common shares at US$0.13 with no warrants, and the second one issued 149,258 common shares at US$0.13 and 37,314 non-transferable share purchase warrants with an exercise price of US$0.20. C$196,540 was allocated to share capital and C$4,296 attributed to the warrants, which was credited to contributed surplus, was calculated using the Black-Scholes model with expected volatility of 121%, risk free rate of 1.21% and dividend yield nil over the expected life of 2 years.

On May 13, 2010 Genoil Inc. announced that it proposed to issue 810,279 common shares at a deemed price of $0.09 per share to conclude a definitive shares for debt settlement agreement with related parties for unpaid salaries; the transaction was completed in June 2010. The total amount of indebtedness settled in this regard is $72,925. The shares issued in connection with the settlement of this debt are subject to a four month hold period from their date of issuance.

In June 2010, the Company completed a private placement for US$1,000,000 at US$0.13 per common share, issuing 7,692,308 common shares with an attached warrant at US$0.18. The Warrants are exercisable until 24 months following their issue. Proceeds of C$170,197 were allocated to share capital and C$858,903 was attributed to warrants and credited to contributed surplus. The value attributed to the warrants was calculated using the Black-Scholes model with expected volatility of 123%, risk free rate of 1.44% and dividend yield of nil over their expected life of 2 years. The common shares and warrants issued in connection with this offering are subject to a four month hold period.

The Company completed a shares-for-debt transaction in December 2010 issuing 1,379,116 common shares at C$0.33 with no warrants and allocating C$455,111 to share capital.

The Two Hills Environmental Inc. share purchase price included 5,000,000 common shares at C$0.295 per common share with a total of $1,475,000 allocated to share capital.

On April 6, 2011, Genoil announced that it had closed a non-brokered private placement, pursuant to which it issued an aggregate of 1,550,000 units at a price of US$0.20 per unit to raise aggregate gross proceeds of US$310,000. Each unit is comprised of one common share and one share purchase warrant exercisable for two years following the date of issue at an exercise price of US$0.20

The Company’s operations continue to consume cash. As it has in the past, the Company will rely on other sources to provide its working capital requirements for the foreseeable future.

Genoil’s business is capital intensive, requiring cash infusions on a regular basis as it seeks to grow, develop and market its technologies. The Company is actively pursuing contracts for its GHU® and as a consequence, the demand for cash will not diminish in the short-run and cash flow is expected to continue to be negative for the foreseeable future.

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration.

The Company’s use of cash may increase in the future as it expands operations to meet near term business opportunities. The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

COMMITMENTS AND CAPITAL EXPENDITURES

The Company currently has no outstanding commitments for capital expenditures.

RELATED PARTY TRANSACTIONS

These amounts constitute expense advances to the Chief Executive Officer. See Note 4 to Interim Consolidated Financial Statements.

OUTSTANDING SHARE DATA

The following table sets out the number of common voting shares if all convertible securities were converted into shares on June 29, 2011:

Number
Shares outstanding	304,749,275

Issuable under:
Options	55,578,500
Warrants	15,905,634
Convertible notes	5,372,495

381,505,904

On November 3, 2009, the Board of Directors of the Corporation approved the grant of stock options for a total of 5.6 million shares to the Company's employees, directors and consultants. All of the 5.6 million options were approved with an exercise price of 14 cents, being the closing price of the Corporation's shares on the TSX Venture Exchange on the date preceding the date such grants were approved by the board. A total of 4,325,000 of the options issued to directors and officers vest immediately. All of such options issued to directors and officers have a term of five years from the date of issuance.

In January 2010, the Company issued 4,700,000 options to the CEO and Chairman and 500,000 to Board Directors and 500,000 to a consultant. The options have a strike price of C$0.18 and a total fair value of C$714,889.

In February 2010, the Company completed a private placement that raised US$762,700, issuing 5,866,920 common shares at US$0.13 and 5,866,920 warrants with an exercise price of US$0.20 per common share and have a 2 year term. Shares-for-debt transactions were also completed in February 2010 for US$191,000, issuing 1,457,744 common shares and 37,314 warrants with an exercise price of US$0.20 per common share and have a 2 year term.

In April 2010, the Company issued 2,500,000 options to the CEO and Chairman, 500,000 to Board Directors and 1,500,000 to consultants. The options have a strike price of C$0.14 and a total fair value of C$494,528.

In May 2010, the Company issued 1,500,000 options to the CEO and Chairman, 1,500,000 to Board Director and 1,000,000 to consultants. The options have a strike price of C$0.20 and a total fair value of C$517,401.

In August 2010, the Company issued 1,000,000 options to the CEO to replace expired options and 1,665,000 to consultants. The options have strike price of C$0.16 and a total fair value of C$310,904.

Options in the amount of 500,000 were issued in October 2010 to a director and a consultant for a partial repayment of loans they made to the Company. The strike price is US$0.20 and the options have a total fair value of C$42,894.

In November 2010, 2,500,000 options were issued to the Directors, 750,000 options were issued to consultants and 250,000 were issued to an employee. The strike price for these options was C$0.29 and total fair value of C$187,062.

On March 31, 2011, Genoil announced that the Board of Directors of the Corporation has approved a grant of an aggregate 4,250,000 options to consultants to acquire up to 4,250,000 common shares of the corporation as compensation for services provided. These options were approved with an exercise price of C$0.20. All of the options approved have a term of five years from the date of grant and vest immediately.

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Company’s financial results and financial condition.

Management’s process of determining the fair values assigned to any acquired assets and liabilities in a business combination is based on estimates. These estimates are significant and can include future costs, future interest rates, future tax rates and other relevant assumptions. Revisions or changes in any of these estimates can have either a positive or a negative impact on asset and liability values and net income.

The fair value of stock options is based on estimates using the Black-Scholes option pricing model and is recorded as share-based payments expense in the financial statements.

International Financial Reporting Standards

Canadian publicly accountable enterprises have implemented International Financial Reporting Standards (“IFRS”) for the fiscal years beginning on or after January 1, 2011. The transition date to IFRS was January 1, 2010 and comparative figures for 2010 and Genoil’s financial position as at January 1, 2010 have been restated to IFRS from the previous Canadian generally accepted accounting principles (“Previous GAAP”). Reconciliations to IFRS from Previous GAAP financial statements including the impact of the transition on the Company’s reported financial position and financial performance, including the nature and effect of significant changes in accounting policies from those used in the Company’s financial statements for the year ended December 31, 2010, are summarized in note 21 to the unaudited interim consolidated financial statements. The following discussion explains the significant differences between IFRS and the Previous GAAP followed by the Company.

a) Property and equipment

Under Previous GAAP, the Company stated balances at cost less accumulated amortization. Renewals and betterments were capitalized. Repairs and maintenance costs were charged to operations as incurred.

Property and equipment were amortized over their estimated useful lives.

Patents and technology rights were recorded at cost.

Under IFRS:

(i) Recognition and measurement:

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses, unless items were acquired in a business combination. Items of property and equipment acquired in a business combination are measured at fair value at date of acquisition less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets for which the commencement date for capitalization is on or after January 1, 2010.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized net within other income in profit or loss.

(ii) Subsequent costs:

The cost of replacing a part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property and equipment (repair and maintenance) are recognized in profit or loss as incurred.

b) Amortization and depreciation

For Previous GAAP purposes, Property and equipment were amortized over their estimated useful lives at the following methods and annual rates:

Office equipment	5 years straight-line method
Upgrader	10% declining balance method

Patents and technology rights were amortized at 10% on a declining-balance basis over their estimated useful life. Pending patent costs were not amortized until patents were registered.

Under IFRS:

The estimated useful life, residual value and depreciation methods chosen are the Company’s best estimate of such and are based on industry norms, historical experience and other estimates including the period and distribution of future cash inflows.

c) Impairment of Assets

Under Previous GAAP, the Company assessed the impairment of long-lived assets, which consist of property and equipment and intangible assets, whenever events or changes in circumstances indicated that the carrying value of these assets may not be recoverable. Recoverability of assets to be held and used was measured by comparison of the carrying value of the assets to future undiscounted net cash flows expected to be generated by the assets. An impairment loss was measured as the amount by which the carrying amount exceeded its fair value. Fair value was based on discounted cash flows.

Under IFRS:

At the end of each reporting period, the Company assesses whether there is an indication that an asset group may be impaired. If any indication of impairment exists, the Company estimates the recoverable amount of the asset group. External triggering events include, for example, changes in customer or industry conditions, technological advances and economic climate deterioration. Internal triggering events for impairment include lower profitability or utilization.

The Company’s impairment tests compare the carrying amount of the asset or cash generating unit (“CGU”) to its recoverable amount. The recoverable amount is the higher of fair value less costs to sell (“FVLCS”) and value in use (“VIU”). FVLCS is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. The determination of VIU requires the estimation and discounting of cash flows which involves key assumptions that consider all information available on the respective testing date. Management exercises judgment, considering past and actual performances as well as expected developments in the respective markets and in the overall macro-economic environment and economic trends to model and discount future cash flows. Discounted cash flow projections contain key assumptions such as discount rates, terminal value growth rates and EBITDA margins.

d) Share based Payments

Under Previous GAAP, the Company accounted for stock-based compensation plans on a straight-line basis over the term of the vesting period. Under IFRS each tranche in an award is considered a separate grant with different vesting date and fair value. Each grant is separately accounted for using applicable assumptions for those specific dates and different fair values and accounted for using graded vesting recognition of expense.

Under Previous GAAP, forfeitures of awards are recognized as they occur. The calculation of share-based compensation under IFRS reflects an estimate of the number of awards expected to vest, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate.

e) Deferred Income Taxes

Deferred income tax calculated according to IFRS is substantially similar to Previous GAAP and arises from differences between the accounting and tax bases of assets and liabilities. To the extent that assets and liabilities have changed from transition to IFRS, the amount of deferred income tax liability has been impacted. Additionally, under Previous GAAP deferred income tax liabilities were required to be disclosed as either current or long-term. Under IFRS, all deferred income tax liabilities are considered to be noncurrent liabilities.

f) First Time Adoption of International Financial Reporting Standards

IFRS 1 provides the framework for the first time adoption of IFRS and specifies that an entity shall apply the principles under IFRS retrospectively. IFRS 1 also specifies that the adjustments that arise on retrospective conversion to IFRS from other GAAP should be directly recognized in retained earnings. Certain optional exemptions and mandatory exceptions to retrospective application are provided under IFRS 1. The Company has taken the following exemptions:

• IFRS 3 Business Combinations has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2010.

• IFRS 2 Share-based Payment has not been applied to any equity instruments that vested before January 1, 2010.

• IAS 23 Borrowing Costs will not be applied before January 1, 2010. h) New standards and interpretations not yet adopted IFRS 13 - Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. The Company has yet to assess the full impact of IFRS 13.

Standards issued but not yet effective up to the date of issuance of the Company’s financial statements are listed below. This listing is of standards and interpretations issued which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9 was issued in November 2009. This standard is the first step in the process to replace IAS 39 Financial Instruments:

Recognition and Measurement. IFRS 9 introduces new requirements for classifying and measuring assets and liabilities, which may affect the Company’s accounting for its financial assets. The standard is not applicable until January 1, 2013 but is available for early adoption. The Company has yet to assess the full impact of IFRS 9.

j) Internal Controls

In accordance with the Company’s approach to certification of internal controls required under Canadian Securities Administrators’ National instrument 52-109 and SOX 302 and 404, all entity level, information technology, disclosures and business process controls will require updating and testing to reflect changes arising from our conversion to IFRS. Upon review, we have determined there to be minimal updating of processes, controls and documentation required.

EVALUATION OF DISCLOSURE CONTROLS

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

For the quarter ended March 31, 2011 the CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in National Instrument 52-109 of the Canadian Securities Administrators and as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) and have concluded that such controls and procedures were not effective because of the material weaknesses described in Management’s Report on Internal Control over Financial Reporting.

MANAGEMENT REPORT ON INTERNAL CONTROL

Management is responsible for establishing and maintaining adequate internal control over financial reporting of the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian International Financial Reporting Standards

(IFRS).

The Company's internal control over financial reporting includes those policies and procedures that

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

A material weakness in internal controls is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements would not be prevented or detected on a timely basis by the Company.

We note, however, that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues including instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, our control systems may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected and could be material and require a restatement of our financial statements.

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management concluded that the Company's internal control over financial reporting was not effective as of March 31, 2011 due to the following material weakness:

  Due to the small size of the Company, it did not maintain effective segregation of duties over certain transactions leading to ineffective monitoring, supervision and potential misappropriation of assets.

Remediation to Address Material Weakness

The Company does not plan to remediate the above mentioned weakness as the cost would outweigh the benefits.

Changes in Internal Control over Financial Reporting

There has been no change in Genoil’s ICFR that occurred during the period beginning on January 1, 2011 and ended on March 31, 2011 that has materially affected, or is reasonably likely to materially affect, the

Company’s ICFR.

RISKS

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the Company’s ability to continue to raise the necessary capital to fund the commercialization of its patents and technology rights. There is no certainty that the Company will be able to raise the necessary capital.

To date the Company has not achieved commercial operations from its various patents and technology rights. The future of the Company is dependent upon its ability to obtain additional financing to fund the development of commercial operations.

The Company has not earned profits to date and there is no assurance that it will earn profits in the future, or that profitability, if achieved, will be sustained. The commercialization of the Company’s technologies requires financial resources and there is no assurance that capital infusions or future revenues will be sufficient to generate the funds required to continue the Company’s business development and marketing activities. If the Company does not have sufficient capital to fund its operations, it may be required to forego certain business opportunities or discontinue operations entirely.

LIQUIDITY RISK

The Company is subject to liquidity risk attributed from accounts payable and other accrued liabilities and other liabilities. Accounts payable and other accrued liabilities are primarily due within one year of the balance sheet date.

INTEREST RATE RISK

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.

The Company is not exposed to significant interest rate price risk due to the short-term maturity of its monetary assets and liabilities and due to the long term convertible debenture not bearing interest.

FOREIGN CURRENCY RISK

The Company translates the results of its foreign operations into Canadian currency using rates approximating the average exchange rate for the year. The exchange rates may vary from time to time creating foreign currency risk. At March 31, 2011, the Company had certain obligations and assets denominated in U.S. dollars and there were no contracts in place to manage this exposure.